No Act

16004084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/4/16

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 19 2016

Washington, DC 20549

February 19, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-19-16

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated January 4, 2016

Dear Mr. Maltz:

This is in response to your letter dated January 4, 2016 concerning the shareholder proposal submitted to Duke Energy by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated January 4, 2016

The proposal requests that the board initiate a review the organizations in which Duke Energy is a member or otherwise supports that may engage in lobbying activities and report to shareholders.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Duke Energy's 2016 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DUKE ENERGY.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
Mail Code DEC45A/ P.O. Box 1321
Charlotte, NC 28201

o: 704.382.3477
f: 980.373.5201

david.maltz@duke-energy.com

January 4, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted By the National Center for Public Policy Research

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") a proposal (the "Proposal") submitted to the Company by the National Center for Public Policy Research (the "Proponent") on November 23, 2015.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with *Staff Legal Bulletin* No. 14D (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2016 Annual Meeting Proxy Materials. We also wish to take this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should also be furnished to the Company, addressed to the undersigned, pursuant to Exchange Act Rule 14a-8(k). This letter is being submitted not less than 80 days before the filing of the Company's 2016 Annual Meeting Proxy Materials, which the Company intends to file on or around March 24, 2016.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that Board initiate a review of the organizations in which Duke Energy is a member or otherwise supports that may engage in lobbying activities. We request that the Board authorize a summary report of this review, at reasonable cost and omitting any proprietary information, and provide that report to shareholders by December 2016.

A copy of the Proposal and related correspondence is attached hereto as Exhibit A.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of a proposal previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials for the 2016 Annual Meeting.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy statement for the same meeting." The purpose of this exclusion is to avoid having shareholders be presented with multiple proposals that are substantially identical. *See Release No. 34-12598* (July 7, 1976). The Proposal is substantially the same as a proposal received by the Company on November 9, 2015, a date prior to receipt of the Proposal, from Mercy Investment Services, Inc., with the Benedictine Sisters of Virginia as Co-Filer (the "Mercy Proposal"). The Mercy Proposal will be included in the Proxy Materials for the 2016 Annual Meeting.

As stated above, the Proposal requests that the "Board initiate a review of the organizations in which Duke Energy *is a member or otherwise supports that may engage in lobbying activities …* [and] authorize a *summary report* of this review…." (Emphasis added)

Additionally, the Proposal notes the following as bases for the requested report:

> "[A]ctivists are increasingly expressing concern about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations." (Emphasis added)
>
> "A high-level of *transparency* helps ensure lobbying activities are *consistent with stated corporate policies and values*." (Emphasis added)

The Proposal also suggests that the requested report could address whether the Company's support of lobbying organizations aligns with the Company's corporate goals, image and reputation.

Like the Proposal, the Mercy Proposal requests a report regarding the Company's lobbying activities. Specifically, the Mercy Proposal requests:

the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing *lobbying, both direct and indirect,* and grassroots lobbying communications.

2. Payments by Duke Energy used for (a) *direct or indirect lobbying* or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Duke Energy's *membership in and payments to any tax-exempt organization that writes and endorses model legislation.*

4. Description of management's and the Board's *decision making process and oversight* for making payments described in sections 2 and 3 above.

(Emphasis added)

Additionally, the Mercy Proposal notes the following as support:

"[W]e believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether our company's lobbying is *consistent with Duke Energy's expressed goals* and in the best interests of shareholders." (Emphasis added)

"As shareholders, we encourage *transparency* and accountability in Duke Energy's use of corporate funds to influence legislation and regulation." (Emphasis added)

A copy of the Mercy Proposal is attached hereto as Exhibit B.

According to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same principal focus and thrust and not whether the proposals are identical. *See, e.g., Duke Energy Corp.* (Jan. 24, 2014); *The Goldman Sachs Group, Inc.* (Mar. 14, 2012); *The Home Depot, Inc.* (Feb. 28, 2005); *Bank of America Corp.* (Feb. 25, 2005); *Pacific Gas and Electric Co.* (Feb. 1, 1993). The Staff has further found proposals with a principal focus on lobbying disclosures to be substantially duplicative despite differences in the requested implementation or scope of disclosures sought. *See, e.g., Wellpoint, Inc.* (Feb. 20, 2013); *Union Pacific Corporation* (Mar. 30, 2012); and *AT&T, Inc.* (Mar. 1, 2012) (each permitting exclusion of a later received proposal that addressed the same principal subject of a report on lobbying disclosures as a proposal to be included in the company's proxy statement, even though the report requested by the second proposal varied in several regards as to the content sought to be included).

As noted by the italics in these two proposals, the language used in each proposal is virtually identical and certainly presents the same principal focus and thrust. The focus of both proposals is the analysis and preparation of a report to shareholders outlining the Company's lobbying activities, including the Company's support for, and membership in, organizations that engage in lobbying activities. Notably, both proposals discuss:

(a) the importance to shareholders of transparency surrounding lobbying activities;

(b) the need for the Company's lobbying activities to be consistent with stated corporate policies and goals; and

(c) the Company's affiliation with certain organizations such as the American Legislative Exchange Council (ALEC), specifically named in both proposals, as being an important corporate issue that influences the Company's image and reputation.

Further, even though the supporting statement of the Proposal focuses on the benefits that the Company receives from limited government and relationships with pro-growth groups, and the Mercy Proposal focuses on the Company's role in influencing legislation and cost of lobbying activities, both proposals have the same principal thrust – increased disclosure of the Company's lobbying activities. The differences between the Proposal and the Mercy Proposal do not relate to the proposals' core issue (i.e., lobbying disclosures), which makes the Proposal substantially duplicative of the Mercy Proposal.

The Staff has also stated that where one proposal incorporates the elements of a later proposal, the later proposal may be excluded under Rule 14a-8(i)(11). *See Bank of America Corporation* (Mar. 14, 2011); *Bank of America Corporation* (Feb. 24, 2009); and *Honeywell International, Inc.* (February 15, 2008). The Mercy Proposal, which will be included in the Proxy Materials for the 2016 Annual Meeting, subsumes the matters sought to be addressed in the Proposal and provides for a broader, longer-standing report. The Proposal only requests one report to be provided to shareholders by December 2016. The Mercy Proposal requests an annual lobbying report. The Mercy Proposal also goes beyond the Proposal's request for a report on a "review of the organizations in which Duke Energy is a member or otherwise supports that may engage in lobbying activities" to also request disclosure of the Company's (a) lobbying policies and procedures, (b) lobbying related payments and (c) "decision making process and oversight" relating to lobbying activities, among other items.

We note that on a few occasions the Staff has found proposals generally relating to the subject of lobbying not to be substantially duplicative pursuant to Rule 14a-8(i)(11). For instance, in *Devon Energy Corp.* (Mar. 31, 2014) ("*Devon*") the Staff did not find a proposal that sought disclosures related to "public policy advocacy on energy policy and climate change," which included reference to "political and lobbying expenditures," to be substantially duplicative of a proposal requesting a comprehensive report on lobbying activities and expenditures. In *Devon*, the principal thrust of the proposal sought to be excluded was not lobbying activities but disclosures related to the company's energy and climate change policies. In the present instance, both proposals have a principal focus relating to general lobbying disclosures – lobbying disclosures are not limited to a specific subject (e.g., energy and climate change policy as in *Devon*) or relegated to a subpart of the information sought on a larger topic (e.g., disclosures broadly related to positions, oversight and processes (which were to encompass relevant lobbying activities) on the topic of energy and climate change policy as in *Devon*). Likewise, in *Exxon Mobil Corporation* (Mar. 15, 2013) ("*Exxon*"), the Staff did not permit the exclusion of a proposal seeking a feasibility study regarding the adoption of a policy prohibiting the use of treasury funds for political activities on Rule 14a-8(i)(11) grounds where the prior proposal requested a general report on the company's lobbying activities. In *Exxon*, the proposals did not share the same principal thrust as one proposal sought company transparency and shareholder accountability through general lobbying disclosures while the other, at base. sought to limit the company's political spending. In the present case, both proposals refer to the need for company transparency relating to lobbying disclosures and seek disclosure of general lobbying activity. Neither proposal seeks information relating to (or to advance) a specific Company policy or procedure. Finally, the present instance differs from the proposals found in *CVS Caremark Corporation* (Mar. 15, 2013) ("*CVS*") where CVS sought to exclude a proposal seeking disclosure of "political contributions policies and procedures" as being substantially duplicative of a prior proposal seeking disclosure of "lobbying payments and policies and procedures." In that instance, the later received political contributions proposal expressly excluded lobbying disclosures and was therefore not encompassed by or duplicative of the lobbying disclosures sought in the prior proposal. Unlike *CVS*, both the Proposal and the Mercy Proposal expressly relate to lobbying disclosures.

When a company receives substantially identical proposals, Rule 14a-8(i)(11) allows exclusion of the subsequently submitted proposal, so long as the company includes in its proxy materials the first proposal received. *See TCF Financial Corporation* (Feb. 13, 2015); *Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas and Electric Co.* (Feb. 1, 1993). In this case, the Company received the Mercy Proposal first, on November 9, 2015, and intends to include the Mercy Proposal in its 2016 Annual Meeting Proxy Materials. We therefore request that the Staff concur that the Proposal may properly be excluded from the Company's 2016 Annual Meeting Proxy Materials because the Proposal is substantially duplicative of a previously received proposal pursuant to Rule 14a-8(i)(11).

CONCLUSION

The Company believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of a previously submitted proposal by another proponent that will be included in the Company's Proxy Materials for the 2016 Annual Meeting. The Company respectfully requests that the that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2016 Annual Meeting pursuant to 14a-8(i)(11). If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Justin Danhof, Esq., General Counsel, National Center For Public Policy Research

EXHIBIT A

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via USPS

November 23, 2015

Julia S. Janson, Corporate Secretary
Duke Energy Corporation
DEC 48H
P.O. Box 1414
Charlotte, NC 28201-1414

Dear Ms. Janson,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Duke Energy Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Report on Lobbying Activities

Whereas:

Anti-capitalist activists are increasingly expressing concern about how companies lobby at the federal, state and local levels, including indirect lobbying through trade associations and tax-exempt organizations. A high-level of transparency helps ensure lobbying activities are consistent with stated corporate policies and values.

We believe that integrity is at the core of the energy industry.

We believe that Duke Energy's affiliation with the American Legislative Exchange Council (ALEC), and other pro-market leaders, aligns with Duke's commitment to integrity.

ALEC promotes policies and ideals that advance free-market values that benefit the Company and its shareholders.

Duke Energy operates in a highly regulated industry. Heavy-handed regulations stifle growth and innovation. ALEC promotes limited government and works to reduce the regulatory burden on companies such as Duke Energy.

Promotion of pro-innovation and pro-growth policies enhances the Company's image and reputation.

Resolved: Shareholders request that Board initiate a review of the organizations in which Duke Energy is a member or otherwise supports that may engage in lobbying activities. We request that the Board authorize a summary report of this review, at reasonable cost and omitting any proprietary information, and provide that report to shareholders by December 2016.

Supporting Statement:

The review might consider:

1. How Duke Energy benefits from limited government – and how the groups it is affiliated with do or do not advance that cause;

2. Assess the consistency between Duke's corporate goals such as innovation and maximizing shareholder return with those of the organizations that Duke supports;

3. Determine how the relationship with pro-growth groups enhances the image and reputation of the Company.

EXHIBIT B

November 9, 2015

Duke Energy Corporation
Attn: Ms. Julia S. Janson, Executive Vice President,
Chief Legal Officer, and Corporate Secretary
550 S. Tryon Street DEC 48H
Charlotte, NC 28201-1414

Dear Ms. Janson,

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Duke Energy.

As shareholders, we are concerned with the transparency and accountability of Duke Energy's use of corporate funds for influencing legislation and regulation. As such, we request the company to prepare a report disclosing the company's policy and procedures governing lobbying, related expenditures, and the Board's decision making process and oversight of these activities and expenditures. In the interest of transparency, this report should be posted to the company's website and updated annually.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

We look forward to having more productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Susan S. Makos

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
513-673-9992
smakos@mercyinvestments.org

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether our company's lobbying is consistent with Duke Energy's expressed goals and in the best interests of shareholders.

Resolved, the shareholders of Duke Energy Corporation ("Duke Energy") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Duke Energy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Duke Energy's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Duke Energy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Duke Energy's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in Duke Energy's use of corporate funds to influence legislation and regulation. Duke Energy spent $11.86 million in 2013 and 2014 on federal lobbying (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states, where Duke Energy also lobbies but disclosure is uneven or absent. For example, Duke Energy spent over $800,000 lobbying in North Carolina for 2014 (http://www.secretary.state.nc.us/lobbyists/). Duke Energy's lobbying against EPA greenhouse gas regulations has attracted media attention ("Half a Billion Dollars Gets You a Gentler Climate Plan," *Bloomberg*, Aug. 5, 2015).

Duke Energy is listed as a member of the Business Roundtable and the Edison Electric Institute, which together spent over $45 million lobbying in 2013 and 2014. Duke Energy does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Transparent reporting would reveal whether company assets are being used for objectives contrary to Duke Energy's long-term interests.

Duke Energy does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as being a member of the American Legislative Exchange Council (ALEC). Duke Energy's ALEC membership has drawn press scrutiny ("Advocacy Group Rips Duke Energy as Leading Opponent of Solar Power," *Charlotte Business Journal*, Oct. 15, 2015). More than 100 companies have publicly left ALEC, including 3M, Ameren, BP, ConocoPhillips, PG&E, Shell and Xcel Energy.

We urge support for this proposal.